50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

DATE: 13 AUGUST 2002
EXEMPTION #82-4295

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **2 pages incl**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Dairi Zinc/Lead Project – Sumatra
dated 13 August 2002

Yours faithfully

M P WRIGHT
Executive Director

dlw 8/28

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

13 August 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: **1300 300 021** **1 page only**

Dear Sir

RE: DAIRI ZINC/LEAD PROJECT - SUMATRA

Assay results from diamond drill hole SOP59D, targeting a downhole electric – magnetic (DHEM) anomaly at the Lae Jehe prospect, are available from the mineralised upper zone starting at 336m.

They are:

From	*To*	*Width*	*True Width*	*% Zn*	*% Pb*
336.0	342.0	6.0	5.2	5.6	2.8
* 345.30	351.35	6.05	5.2	10.0	5.6

* Includes 0.3m (346.0 – 346.3m) at an assumed grade of 2.6%Zn, and 1.3% Pb.

Assays of two deeper but thinner sulphide intercepts have not been received and shall be reported as part of future ASX announcements.

The importance of this exploration hole is that it intersected a massive sulphide zone predicted by DHEM survey, and this enhances the chance of finding zones of high grade massive sulphides in areas other than the reported Anjing Hitam and Base Camp resources (10mt @ 15%zinc, 9% lead).

Le Jehe is approximately 2km grid north of Anjing Hitam.

Yours faithfully

M P WRIGHT
Executive Director